Exhibit 99.2

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.
ROOM 603, 6TH FLOOR, DINGXIN BUILDING
27 GUANGQUMEN NEI STREET, DONGCHENG DISTRICT
BEIJING, PEOPLE'S REPUBLIC OF CHINA, 100062

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D92475-S55765

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	An ordinary resolution that: (a) every six (6) issued and unissued existing ordinary shares of US$0.001 par value each be consolidated into one ordinary share of a par value of US$0.006 each (the "Consolidated Ordinary Shares"); (b) every six (6) issued and unissued preferred shares of US$0.001 par value each be consolidated into one preferred share of a par value of US$0.006 each (the "Consolidated Preferred Shares"); such Consolidated Ordinary Shares shall rank pari passu in all respect with each other and such Consolidated Preferred Shares shall rank pari passu in all respect with each other, so that following the share consolidation, the authorized share capital of the Company shall become US$50,000 divided into (i) 8,166,666.667 Ordinary Shares of a par value of US$0.006 each and (ii) 166,666.667 Preferred Shares of a par value of US$0.006 each; and (c) all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number (together with the Consolidated Ordinary Shares and Consolidated Preferred Shares, the "Share Consolidation" and such proposal, the "Share Consolidation Proposal").	☐	☐	☐
2.	To approve a special resolution that the Company adopts the second amended and restated memorandum and articles of association of the Company in the form attached as Annex A to the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company (the "Charter Amendment" and such proposal, the "Charter Amendment Proposal") with immediate effect, which reflects, among other things, the revised authorized share capital under clause 8 of the existing amended and restated memorandum of association as follows: "8 The share capital of the Company is US$50,000 divided into (i) 8,166,666.667 ordinary shares of US$0.006 par value each and (ii) 166,666.667 preferred shares of US$0.006 par value each, in accordance with Article 2.3 of the Articles of Association of the Company. However, subject to the Companies Act (Revised) and the Company's articles of association, the Company has power to do any one or more of the following: (a) to redeem or repurchase any of its shares; and (b) to increase or reduce its capital; and (c) to issue any part of its capital (whether original, redeemed, increased or reduced): (d) with or without any preferential, deferred, qualified or special rights, privileges or conditions; or (e) subject to any limitations or restrictions (f) and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or (g) to alter any of those rights, privileges, conditions, limitations or restrictions. Notwithstanding any provisions of the Memorandum and Articles but subject to the Law, the directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued preferred shares of our company one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine."	☐	☐	☐
3.	An ordinary resolution that the Chairman of the Extraordinary General Meeting be directed to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the board of the directors of the Company that there are no sufficient votes to approve the Share Consolidation Proposal and/or the Charter Amendment Proposal and more time is necessary or appropriate to approve one or more proposals at the Extraordinary General Meeting be adopted and approved in all respects (the "Adjournment" and such proposal, the "Adjournment Proposal").	☐	☐	☐

NOTE: If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement on Form 6-K is available at www.proxyvote.com. D92476-S55765 PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD. Extraordinary General Meeting of Shareholders November 15, 2022 This proxy is solicited by the Board of Directors The undersigned hereby appoints Zhe Ji, individually, as proxy to represent the undersigned at the Extraordinary General Meeting of Shareholders to be held on November 15, 2022 at the Company’s headquarters, located at Room 603, 6th Floor, Dingxin Building, 27 Guangqumen Nei Street, Dongcheng District, Beijing, People’s Republic of China, 100062, and to vote the shares the undersigned would be entitled to vote if personally present, as indicated below. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side